Exhibit 99.1

News Release
B2Gold Corp. Reports First Quarter Results 2016
Achieves Record Low Consolidated Cash Operating Costs

Vancouver, May 11, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the first quarter of 2016. The Company previously released its gold production and revenue results for the first quarter of 2016 (see news release dated 04/27/2016). All dollar figures are in United States dollars unless otherwise indicated.

2016 First Quarter Highlights

•	Consolidated gold production of 127,844 ounces; 10% greater than the same period in 2015 and 8,966 ounces better than budget
•	Consolidated gold revenue of $144.3 million on gold sales of 120,899 ounces at an average price of $1,193 per ounce
•	Record low consolidated cash operating costs of $499 per ounce of gold, $202 per ounce (29%) lower compared with the first quarter of 2015
•	Consolidated all-in sustaining costs of $874 per ounce, $217 per ounce (20%) lower compared with the first quarter of 2015
•	Consolidated cash flow from operating activities of $171.6 million ($0.19 per share), including $120 million proceeds from Prepaid Sales transactions
•	Strong cash position of $109.1 million at quarter-end
•
On track to meet 2016 consolidated gold production guidance of between 510,000 to 550,000 ounces at cash operating costs of between $560 to $595 per ounce and all-in sustaining costs of between $895 to $925 per ounce

•	Completed a series of prepaid gold sales transactions totalling $120 million (the "Prepaid Sales")
•	Signed commitment letter to enter into a Euro equivalent $80.9 million Equipment Facility with Caterpillar Financial SARL for the Fekola project
•	Construction of the Fekola mine is well underway, on schedule and on budget, and is expected to commence production in late 2017
•	Received 2015 Award for Social Responsibility in Nicaragua

First Quarter 2016 Operational Results

Consolidated gold production in the first quarter of 2016 was 127,844 ounces. This exceeded budget by 8,966 ounces and was 10% greater than the same period of the previous year (consolidated gold production in the first quarter of 2015 was 115,859 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto mine). The increase in gold production was primarily attributable to strong quarterly production from the Company's Masbate mine in the Philippines and La Libertad mine in Nicaragua. The Otjikoto mine in Namibia was in line with budget while El Limon mine in Nicaragua was slightly behind budget, mainly due to the lower grade processed in the first quarter of 2016.

In the first quarter of 2016, consolidated cash operating costs were a record low of $499 per ounce, $97 per ounce less than budget and $202 per ounce lower than the equivalent period in 2015. The favourable variance reflects lower fuel costs at all sites, a weaker Namibian dollar than budgeted at the Otjikoto mine and better realized gold grades and recoveries than budgeted at the Masbate and La Libertad mines. Consolidated cash operating costs in the first quarter of 2016 were lower than the first quarter of 2015 for similar reasons and also benefitted from having the Otjikoto mine operate at full capacity for a full quarter in 2016.

Consolidated all-in sustaining costs in the first quarter of 2016 were $874 per ounce compared to budget of $1,105 per ounce and $1,091 per ounce in the first quarter of 2015, with reductions driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites during the quarter due to the timing of equipment and land purchases.

The Company is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Consolidated cash operating costs in 2016 are expected to be in the range of $560 to $595 per ounce, compared to $616 per ounce in 2015. Gold production in 2016 is anticipated to be slightly weighted to the second half of the year.

First Quarter 2016 Financial Results

For the first quarter of 2016, the Company generated net income of $6.7 million ($0.01 per share) compared to $6.3 million ($0.01 per share) in the same period of the previous year. Adjusted net income was $18.9 million ($0.02 per share) compared to $10.9 million ($0.01 per share) in the first quarter of 2015. Adjusted net income in the first quarter of 2016 primarily excluded share-based payments of $5.4 million, non-cash mark-to-market losses of $6.0 million relating to the overall change in fair value of the Company's convertible senior subordinated notes, unrealized losses on derivative instruments of $9.5 million and a deferred income tax recovery of $8.6 million.

Consolidated gold revenue for the first quarter of 2016 was $144.3 million on gold sales of 120,899 ounces at an average price of $1,193 per ounce. This is compared to consolidated gold revenue for the first quarter of 2015 of $138.9 million (or $162 million, including $23.1 million of pre-commercial sales from the Otjikoto mine) on gold sales of 114,799 ounces at an average price of $1,210 per ounce. The increase in revenue was mainly due to increased production and sales from the Masbate and La Libertad mines compared to the same period of the previous year.

Consolidated cash flow from operating activities was $171.6 million ($0.19 per share) in the first quarter of 2016 compared to $58.7 million ($0.06 per share) in the first quarter of 2015. The increased cash flow from operating activities during the first quarter of 2016 included $120 million in proceeds received from the Prepaid Sales transactions and a $16.2 million reduction in production costs due to a full quarter of production from the Otjikoto mine and strong operating performances at the Company's Masbate and La Libertad mines. These were partially offset by a $21.1 million increase in required working capital funding in the period, including higher product inventory balances at the Masbate and Libertad mines due to the timing of sales and higher supplies inventory balances at the Otjikoto and El Limon mines due to the timing of purchases.

Liquidity and Capital Resources

As at March 31, 2016, the Company remained in a strong financial position with working capital of $124.5 million including unrestricted cash and cash equivalents of $109.1 million. In addition, the Company has $175 million of undrawn capacity on its revolving credit facility.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver predetermined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months, which commenced in March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company's mines in 24 equal monthly instalments during 2017 and 2018.

Also in March 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender.

The Company believes that closing these agreements, coupled with strong operating cash flows from its existing mine operations will provide adequate resources both to maintain operations and fund the construction of the Fekola project through completion (forecast to be late 2017) based on current assumptions, including current gold prices.

Operations
Actual first quarter 2016 gold production and 2016 annual gold production guidance by mine:

Mine	Q1 2016 Gold Production (ounces)	2016 Annual Gold Production Guidance (ounces)
Otjikoto	35,703	160,000 - 170,000
Masbate	52,727	175,000 - 185,000
La Libertad	29,198	125,000 - 135,000
El Limon	10,216	50,000 - 60,000

B2Gold Consolidated	127,844	510,000 - 550,000

Actual first quarter 2016 cash operating costs and 2016 annual cash operating costs guidance by mine:
Mine	Q1 2016 Cash Operating Costs (per ounce)	2016 Annual Cash Operating Cost Guidance (per ounce)
Otjikoto	$381	$400 - $440
Masbate	$456	$620 - $660
La Libertad	$623	$650 - $680
El Limon	$775	$610 - $650

B2Gold Consolidated	$499	$560 - $595

Otjikoto Mine, Namibia

Gold production at the Otjikoto mine for the first quarter of 2016 was 35,703 ounces against a budget of 35,653 ounces, exceeding budget by 50 ounces and 4,569 ounces higher than the same period of the previous year. For the same period in 2015, the Otjikoto mine's total gold production was 31,134 ounces (including 18,815 ounces of pre-commercial production).

With the success of the plant expansion project, completed in the third quarter of 2015, the budgeted throughput rate for 2016 was increased from 6,855 tonnes per day to 9,024 tonnes per day. For the first quarter of 2016, mill throughput was 822,602 tonnes compared to a budget of 821,184 tonnes. The average daily mill throughput for the first quarter of 2016 was 9,040 tonnes per day versus a budget of 9,024 tonnes per day. The average mill recoveries for the first quarter of 2016 were 98.5%, compared to a budget of 97% and recoveries during the same period of the previous year of 97.2%. The higher recoveries were mainly attributable to a high proportion of coarse gold (60%), combined with leach and CIP recoveries, which were well above target. The average gold grade processed in the first quarter of 2016 was 1.37 g/t compared to a budget of 1.39 g/t.

The Otjikoto mine's cash operating costs were $381 per gold ounce for the first quarter of 2016 which was $107 per ounce lower than budget and $96 per ounce lower than the equivalent period in 2015. The significant reduction compared to budget was attributable to a weaker Namibian dollar/US dollar foreign exchange rate, lower fuel prices and lower than budgeted consumption of grinding media. Mining and processing costs were positively impacted by diesel and gasoline prices which were 19% lower than budget, heavy fuel oil prices which were 37% lower than budget and a 17% weaker Namibian dollar/US dollar foreign exchange than budgeted. Cash operating costs of $477 per ounce in the first quarter of 2015 reflect only one month of operations following achievement of commercial production on February 28, 2015.

All-in sustaining costs for the first quarter of 2016 were $835 per ounce compared to a budget of $844 per ounce and $629 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above offset by higher than budgeted capital expenditures in the quarter due to the timing of equipment purchases.

Net capital expenditures in the first quarter of 2016 totalled $18.7 million and included $5.4 million for deferred stripping and $12.8 million for mobile equipment.

On April 26, 2016, the Otjikoto mine experienced a slope failure on the pit access ramp. The failure, which did not result in any injuries or damage to equipment, occurred on a fault plane that had been activated by the recent rainy season. The stability of the slope above and below the access ramp had been monitored for several months. Safety and production mitigation measures were planned and implemented prior to the failure. As a result of implementing these measures, second quarter and full year 2016 production at the Otjikoto mine are not expected to be impacted.

Following the slope failure on the pit access ramp on April 26, 2016, the Otjikoto mine team in conjunction with consultant experts, have already adopted a plan to buttress the failure zone and recover the access ramp, and to construct an alternative access ramp which will be utilized until the depletion of the Phase 1 pit ore in November 2016. Ore supply will be supplemented from other sources while the ramp is being repaired and the second ramp is being constructed.

In 2016, the Otjikoto mine is expected to produce between 160,000 to 170,000 ounces of gold at cash operating costs of between $400 to $440 per ounce. The mine is on target to achieve budgeted gold production for the year. With the high-grade Wolfshag zone entering the production phase towards the end of the fourth quarter 2016, gold production in 2017 is expected to increase significantly. A new life of mine plan, based on the new grade model and geotechnical data, is expected to be completed during the fourth quarter of 2016, which will include mining from the Wolfshag deposit.

Masbate Mine, the Philippines

The Masbate mine had a very strong first quarter in 2016, producing 52,727 ounces of gold against a budget of 45,483 ounces, 7,244 ounces or 16% better than budget, and an increase of 14% or 6,486 ounces compared to the same period in 2015 (gold production for the first quarter in 2015 at the Masbate mine was 46,241 ounces). Gold production improved against budget mainly due to better grades from the Main Vein pit and higher throughput and recoveries driven by higher than budgeted oxide ore from the Colorado pit. Mill throughput for the first quarter of 2016 was 1,785,891 tonnes compared to a budget of 1,658,404 tonnes and 1,756,234 tonnes in the first quarter of 2015. The average gold grade processed was 1.26 g/t compared to a budgeted grade of 1.21 g/t and first quarter 2015 grades of 1.05 g/t. Mill recoveries averaged 72.9% which was better than budgeted recoveries of 70.3% but lower than the recoveries in the first quarter of 2015 of 78.5%. Recoveries were slightly less than the comparative period of the previous year due to less oxide material being processed at the mill. However, the Company processed 30% oxide material and 70% sulfide and transitional material in the first quarter of 2016 versus a budget of 14% and 86%, respectively. The Company expects to mine a similar ratio of oxide ore (30%) and sulfide/transitional ore (70%) against a budget of 17% oxide ore and 83% sulfide/transitional ore in the second quarter of 2016.

The Masbate mine's cash operating costs were $456 per gold ounce in the first quarter of 2016 which was $134 per ounce lower than budget and $218 per ounce lower than the equivalent period in 2015. These excellent cost improvements were as a result of lower than budgeted fuel costs and better than budgeted productivity from the mining fleet, combined with higher than budgeted production (driven by better grade and recoveries, as discussed above).

All-in sustaining costs for the first quarter of 2016 were $638 per ounce compared to a budget of $872 per ounce and $877 per ounce in the prior year quarter. In addition to lower production costs, all-in sustaining costs were also below budget due to timing of equipment purchases and land acquisition costs.

Capital expenditures in the first quarter of 2016 totalled $8.5 million consisting of plant expansion costs of $4.4 million, $1.7 million in deferred stripping costs and $0.4 million in mobile equipment costs.

The Company is in the process of completing a process plant upgrade at the Masbate mine. The plant will be completed in phases and is expected to be commissioned and in production by the end of the third quarter of 2016. Key milestones include the following:

•	Carbon Harvest Screen installation;
•	Leaching/Adsorption tank completion;
•	Grinding Circuit upgrades completion;
•	Water Treatment Plant and Cooling System upgrade completion;
•	Carbon Regeneration Kiln installation and commissioning.

Subsequent to March 31, 2016, the extension of the Masbate mine's income tax holiday was approved for an additional year to June 2017.

The Masbate mine is projected to produce approximately 175,000 to 185,000 ounces of gold in 2016 at cash operating costs of approximately $620 to $660 per ounce.

La Libertad Mine, Nicaragua

La Libertad mine completed a solid first quarter in 2016, processing 576,487 tonnes compared to budget of 573,236 tonnes and 568,006 tonnes in the first quarter of 2015 to produce 29,198 ounces of gold against a budget of 25,984 ounces. This was an increase of 3,214 ounces or 12% against budget and 3,872 ounces or 15% compared to the same period in 2015 (gold production at Libertad in the first quarter of 2015 was 25,326 ounces). The average gold grade processed in the first quarter of 2016 was 1.66 g/t  compared to a budget of 1.50 g/t and first quarter 2015 grades of 1.48 g/t. Mill recoveries for the first quarter averaged 94.7% compared to a budget of 94% (for the first quarter of 2015 they were 93.9%).

During the first quarter of 2016, La Libertad mine had better grade and recoveries than the same period in 2015, mainly due to the processing of less spent ore and processing of higher grades from the Jabalí Central and Los Angeles pits.

Mining from the higher grade Jabalí Antena pit was scheduled to commence in the second quarter of 2016. The Jabalí Antena relocation process is substantially complete, including construction of resettlement housing. On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the settlement project to date. The award recognizes the Company's commitment to social development projects that benefit the local communities in which it operates. However, the Company has experienced additional delays in finalizing the relocation process. The Company now anticipates that the Jabalí Antena pit will enter the production stream in late 2016, upon finalization of resettlement activities and receipt of the remaining mining permits.

La Libertad mine's cash operating costs were $623 per gold ounce for the first quarter of 2016 which was $87 per ounce lower than budget and $218 per ounce lower than in the prior year quarter. This was the result of higher than budgeted gold production compared with both budget and the prior year quarter. Total production costs were approximately in line with budget, however, the average grade was 12% higher, as described above, resulting in higher production and therefore lower cash operating costs per ounce.

All-in sustaining costs for the first quarter of 2016 were $1,043 per ounce compared to a budget of $1,578 per ounce and $1,213 per ounce in the prior year quarter. Part of the lower than budgeted all-in sustaining costs relates to the deferral of Jabalí resettlement and development costs until later in 2016.

Total capital expenditures in the first quarter of 2016 were $8.8 million, consisting primarily of La Esperanza Tailings Dam expansion of $3.5 million, land purchases of $2.6 million and pre-stripping of $2.3 million.

By mining additional material from Jabalí Central and Mojon underground, the Company anticipates that any 2016 production shortfalls arising from delays in accessing ore at the Jabalí Antena pit can be offset. Therefore, the Company still expects to meet its 2016 production guidance for La Libertad mine of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce.

El Limon Mine, Nicaragua

First quarter gold production in 2016 at El Limon mine was 10,216 ounces, which was 1,542 ounces or 13% below budget (gold production at El Limon in the first quarter of 2015 was 13,158 ounces). The average gold grade processed during the first quarter was 2.92 g/t compared to budgeted grades of 3.63 g/t and first quarter 2015 grades of 3.54 g/t. Mill recoveries averaged 93.6% compared to budgeted recoveries of 93.5% and first quarter 2015 recoveries of 94.1%. Mill throughput for the first quarter of 2016 was 116,481 tonnes compared to a budget of 107,693 tonnes and 122,677 tonnes for the same period the previous year.

The main reason for the shortfall in production compared to budget and the prior year quarter was limited access to higher grade ore from deeper stopes at Santa Pancha 1. A dewatering system using a vertical bore hole was developed to control water, however the resulting dewatering volumes were found to be lower than anticipated. This resulted in a delay in accessing higher grade deeper stopes. In March 2016, the Company completed drilling of a series of horizontal dewatering holes at the lowest expected elevation to be mined in fiscal 2016. Mine water levels are now fully controlled and mining is now advancing as planned at Santa Pancha 1. The Company remains confident that Limon, which represents approximately 10% of the Company's 2016 consolidated gold production, will be able to meet 2016 guidance. However, production will be weighted towards the second half of the year.

El Limon mine's cash operating costs were $775 per gold ounce for the first quarter of 2016 which was $76 per ounce higher than budget and $37 per ounce higher than the first quarter of 2015. Cash operating costs per ounce were higher than both budget and the equivalent period in the prior year due to limited access to higher grade ore at Santa Pancha 1, as outlined above.

All-in sustaining costs for the first quarter of 2016 were $1,127 per ounce compared to a budget of $1,199 per ounce and $1,356 per ounce in the prior year quarter.

Capital expenditures in the first quarter of 2016 totalled $1.4 million which consisted mainly of underground development costs for Santa Pancha 1 and 2 of $1.0 million.

EL Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce.

Development
Fekola Development Project, Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years will be approximately 350,000 ounces per year at average cash operating costs of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce. (The total pre-production capital costs were estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed.) Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million were not included in the total pre-production capital estimate.

In the first quarter of 2016, B2Gold's construction team continued to develop the Fekola project on schedule and on budget. Significant activities included:

•	Material completion of the tailings dam walls (excluding a small opening to allow runoff during the 2016 rainy season);
•	Commencement of construction on the process water and contact water dams;
•	Completion of pilings installation in the mill area;
•	Initiation of concrete pouring at the crusher and reclaim stockpile;
•	Completion of Phase 1 permanent camp construction;
•	On-going crushing and screening of aggregate necessary for earthworks;
•	Increased workforce to approximately 700 employees and contractors.

Capital expenditures on the Fekola project in the first quarter of 2016 totalled $46.4 million versus a construction budget of $62 million. Expenditures on the Fekola project to date were $175.8 million including $37.9 million of pre-construction expenditures compared with a budget to date of $177 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

In addition to the on-site progress, the B2Gold project team continues to work on final design, procurement, and planning. Most major construction packages have been ordered and the project engineering team (Lycopodium) remains on schedule to issue all construction drawings on a schedule necessary to complete the project on time.

The Fekola property also has excellent exploration potential. The Company has commenced a 92,000 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

Kiaka Project, Burkina Faso
An environmental and social impact assessment ("ESIA") was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing six million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining licence was completed, the formal application was submitted on July 15, 2015 and the Council of Ministers from the transitional government approved the mining licence on November 25, 2015. Since the national elections on November 29, 2015, a new Council of Ministers has been appointed. A second review of the mining licence has been completed and the licence was reapproved on April 20, 2016.

The Company continues to evaluate its timeline for updating the Feasibility Study. An updated study would include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka.

A total of 23,000 metres of reverse circulation, diamond and air core drilling is planned in 2016 to follow up on new targets identified in the area around Kiaka. Drilling in 2015 contained up to 2.21 g/t over 106 meters in RC hole NKRC047.
Outlook
For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 to 550,000 ounces, compared to 493,265 ounces produced in 2015. The expected higher production relates mainly to increased throughput at the Otjikoto mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second half of the year.
Consolidated cash operating costs per gold ounce are projected to further decrease in 2016 and be in the range of $560 to $595 (2015 guidance range was $630 to $660 per ounce). The favourable reduction (approximately 10%) reflects the positive impact of greater production from the low-cost Otjikoto mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies.
The Company's consolidated all-in sustaining costs per gold ounce are also expected to be significantly lower, between $895 to $925 (2015 guidance range was $950 to $1,025). Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second half.

In March 2016, the Company put in place additional funding measures which it expects will provide sufficient liquidity and resources to ensure that, based on current assumptions, construction of the Fekola project is fully funded through to completion (forecast to be late 2017).
The Company's ability to secure funding for the construction of the Fekola project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company's production profile, clearly demonstrates that, in the Company's view, its construction and growth strategy is effective and successful. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company's Otjikoto mine was a key contributor towards the Company's overall production growth profile in 2015, and is projected to be the Company's lowest cost producing mine in 2016. Adding what we expect to be another low-cost producing mine to the Company's production profile, the Fekola project, which is currently in construction and scheduled to commence production in late 2017, is expected to enable the Company to further increase its production base and reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.
Based on current assumptions, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, increasing to between 800,000 to 850,000 ounces in 2018.

About B2Gold

B2Gold Corp. is headquartered in Vancouver, Canada, and is one of the fastest-growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces annually by 2018.

2016 Annual General Meeting

The Management Information Circular with respect to the 2016 Annual General Meeting being held on Friday, June 10, 2016 at 2pm PST has now been filed on Sedar and with the U.S. Securities and Exchange Commission (the "SEC"). The company has filed its Annual Report on 40-F with the SEC, and the Annual Report is available at www.sec.gov/edgar.  If you would like to receive a hard copy of the 2015 audited annual financial statements then please contact the company at investor@b2gold.com and a copy will be mailed to you free of charge.  Further information is available on the company's website at www.b2gold.com.

First Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter 2016 financial results before the North American markets open on Thursday, May 12, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, May 12, 2016 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174916. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 7182020).

Qualified Person

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including the construction of and potential production from the Fekola project in late 2017; the Fekola project being fully funded; the Fekola project increasing the Company's production base and decreasing consolidated operating and sustaining costs; the projections included in the Fekola Feasibility Study; the potential increase in production at Otjikoto and the Wolfshag zone coming into production in late 2016; and completion of a new life of mine plan for Otjikoto that includes the Wolfshag deposit; the implementation of measures to ensure that the slope failure at the Otjikoto mine does not impact expected production; the upgrade of the Masbate plant; production from the Jabalí Antena Pit in late 2016 and the completion of permitting and resettlement activities there; weighting of production towards the second half of the year; completion and funding under the Equipment Facility with Caterpillar; the Company having adequate financial resources to maintain operations; and the Company producing approximately 800,000 to 850,000 gold ounces per year by 2018. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the SEC, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information referenced in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs per gold ounce", "all-in sustaining costs per gold ounce" and "adjusted net income". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2016	2015

Gold revenue	$144,252	$138,892

Cost of sales

Production costs	(61,644)	(77,823)
Depreciation and depletion	(34,313)	(32,795)
Royalties and production taxes	(5,856)	(4,995)

Total cost of sales	(101,813)	(115,613)

Gross profit	42,439	23,279

General and administrative	(7,488)	(9,708)
Share-based payments	(5,385)	(5,488)
Provision for non-recoverable input taxes	(242)	26
Foreign exchange gains (losses)	362	(1,749)
Other	(1,535)	(729)

Operating income	28,151	5,631

Gain (loss) on fair value of convertible notes	(5,959)	1,693
Gain on sale of Bellavista property	-	2,192
Community relations	(887)	(849)
Interest and financing expense	(3,026)	(1,708)
Realized losses on derivative instruments	(5,495)	(554)
Unrealized losses on derivative instruments	(9,450)	(93)
Write-down of long-term investments	-	(1,338)
Other	(911)	604

Income before taxes	2,423	5,578

Current income tax, withholding and other taxes (expense) recovery	(4,345)	2,296
Deferred income tax recovery (expense)	8,573	(1,533)

Net income for the period	$6,651	$6,341

Attributable to:
Shareholders of the Company	$8,317	$6,262
Non-controlling interests	(1,666)	79

Net income for the period	$6,651	$6,341

Income per share (attributable to shareholders of the Company)
Basic	$0.01	$0.01
Diluted	$0.01	$0.00

Weighted average number of common shares outstanding (in thousands)
Basic	927,139	917,660
Diluted	930,800	986,422

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2016	2015
Operating activities
Net income for the period	$6,651	$6,341
Mine restoration provisions settled	(32)	(134)
Non-cash charges	48,595	38,687
Changes in non-cash working capital	(6,059)	15,081
Proceeds from prepaid sales	120,000	-
Changes in long-term value added tax receivables	2,398	(1,312)

Cash provided by operating activities	171,553	58,663

Financing activities

HSBC credit facility, drawdowns net of transaction costs	50,000	-
Repayment of HSBC credit facility	(100,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	1,236	3,883
Repayment of Otjikoto equipment loan facility	(1,780)	(1,716)
Interest and commitment fees paid	(3,082)	(1,490)
Repayment of Libertad equipment loan	(505)	(372)
Common shares issued for cash	18	482
Restricted cash movement	(50)	(431)

Cash (used) provided by financing activities	(54,163)	356

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(18,708)	(13,526)
Masbate Mine, development and sustaining capital	(8,514)	(4,126)
Libertad Mine, development and sustaining capital	(8,780)	(6,139)
Limon Mine, development and sustaining capital	(1,380)	(5,397)
Fekola Project, development	(46,441)	-
Gramalote Project, prefeasibility and exploration	(63)	(3,450)
Other exploration and development	(5,033)	(24,263)
Purchase of non-controlling interest	(6,000)	(6,138)
Other	754	1,127

Cash used by investing activities	(94,165)	(61,912)

Increase (decrease) in cash and cash equivalents	23,225	(2,893)

Effect of exchange rate changes on cash and cash equivalents	701	(1,494)

Cash and cash equivalents, beginning of period	85,143	132,564

Cash and cash equivalents, end of period	$109,069	$128,177

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2016	As at December 31, 2015

Assets
Current
Cash and cash equivalents	$109,069	$85,143
Accounts receivable and prepaids	9,918	11,532
Value-added and other tax receivables	17,831	20,597
Inventories	93,550	86,324

	230,368	203,596

Long-term investments	15,179	10,163

Value-added tax receivables	26,567	24,804

Mining interests
- Owned by subsidiaries	1,774,018	1,723,366
- Investments in joint ventures	43,896	42,394

Other assets	20,331	20,059

	$2,110,359	$2,024,382

Liabilities
Current
Accounts payable and accrued liabilities	$54,035	$58,744
Current taxes payable	10,076	10,686
Current portion of long-term debt	13,964	11,726
Current portion of derivative instruments at fair value	14,197	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales	12,492	-
Other	595	6,663

	105,842	98,920

Derivative instruments at fair value	23,974	18,968

Long-term debt	405,862	451,466

Prepaid sales	107,508	-

Mine restoration provisions	67,148	63,539

Deferred income taxes	61,021	68,939

Employee benefits obligation	6,482	6,814

Other long-term liabilities	3,235	3,197

	781,072	711,843

Equity
Shareholders' equity

Share capital

Issued: 928,728,630 common shares (Dec 31, 2015 – 927,073,436)	2,039,403	2,036,778

Contributed surplus	73,159	70,051

Accumulated other comprehensive loss	(91,890)	(96,254)

Deficit	(698,574)	(706,891)

	1,322,098	1,303,684

Non-controlling interests	7,189	8,855

	1,329,287	1,312,539

	$2,110,359	$2,024,382